FORM 3

United States Securities and Exchange Commission
Washington, D.C. 20549



Initial Statement of Beneficial Ownership of Securities

1	Name of Reporting Person

Ramat Securities Ltd
23811 Chagrin Blvd #200
Beachwood, OH 44122-5525


2	Date of Event

3/23/01


3	I.R.S. Identification (voluntary)



4	Issuer Name and Trading Symbol

	AVIVA PETROLEUM, Inc.    AVVPP


5	Relationship of Reporting Person to Issuer

	X	10% Owner


6	Amendment, Date of Original


7	Individual or Joint/Group Filing

	X	Form filed by One Reporting Person







TABLE 1	Non-Derivative Securities Beneficially Owned




1	Title of Security




2	Amount of Securities Beneficially Owned




3	Ownership Form:	Direct or Indirect




4	Nature of Indirect Beneficial Ownership























TABLE II	Derivative Securities Beneficially Owned


1	Title of Derivative Security

	AVIVA PETROLEUM, Inc.
	Depositary Shares
	(Each Depositary Share represents five shares of common stock)

	1,215,474 Depositary Shares


2	Date Exercisable and Expiration Date


3	Title and Amount of Securities Underlying
	Derivative Security

	Common		6,077,370


4	Conversion or Exercise Price of Derivative Security

	1 Depositary Share equals 5 common shares


5	Ownership Form of Derivative Security

	D


6	Nature of Indirect Beneficial Ownership



Explanation of Responses:



Signature of Reporting Person


David Zlatin, Principal
Ramat Securities Ltd
Date	3/28/01